UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[x] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2007, or

[    ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
for the transition period from                          to

Commission file number 1-31599

ENDURANCE SPECIALTY HOLDINGS LTD.
EMPLOYEE SHARE PURCHASE PLAN
(Full title of the plan)

Wellesley House
90 Pitts Bay Road
Pembroke HM 08, Bermuda
(Address of plan)

ENDURANCE SPECIALTY HOLDINGS LTD.

Wellesley House
90 Pitts Bay Road
Pembroke HM 08, Bermuda
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

ENDURANCE SPECIALTY HOLDINGS LTD.
EMPLOYEE SHARE PURCHASE PLAN

Table of Contents

Report of Independent Registered Public Accounting Firm	2
Statements of Financial Condition	3
Statements of Changes in Plan Equity	4
Notes to Plan Financial Statements	5

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ENDURANCE SPECIALTY HOLDINGS LTD., Plan Administrator and Plan Participants
Endurance Specialty Holdings Ltd. Employee Share Purchase Plan

We have audited the accompanying statements of financial condition of Endurance Specialty Holdings Ltd. Employee Share Purchase Plan as of December 31, 2007 and 2006, and the related statements of changes in plan equity for the years ended December 31, 2007 and 2006 and the period from September 1, 2005 (effective date) to December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Endurance Specialty Holdings Ltd. Employee Share Purchase Plan at December 31, 2007 and 2006, and the changes in plan equity for the years ended December 31, 2007 and 2006 and the period from September 1, 2005 (effective date) to December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young Ltd.

Hamilton, Bermuda
March 28, 2008

ENDURANCE SPECIALTY HOLDINGS LTD.
EMPLOYEE SHARE PURCHASE PLAN

STATEMENTS OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2007 and 2006
(In United States dollars)

	2007	2006
PLAN ASSETS
Cash	$—	$3,622
LIABILITIES AND PLAN EQUITY
Employee contribution payable	—	$3,622
Plan equity	—	—
Total Liabilities and Plan Equity	$—	$3,622

See accompanying notes to Plan financial statements.

ENDURANCE SPECIALTY HOLDINGS LTD.
EMPLOYEE SHARE PURCHASE PLAN

STATEMENTS OF CHANGES IN PLAN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006, AND
THE PERIOD FROM SEPTEMBER 1, 2005 (EFFECTIVE DATE) TO DECEMBER 31, 2005
(In United States dollars)

	2007	2006	2005
Contributions:
Participants	$659,870	$551,451	$128,024
Employer	112,232	94,045	22,511
Total additions	772,102	645,496	150,535
Share purchases on behalf of participants	(748,215)	(626,966)	(150,049)
Participant withdrawals and refunds	(23,887)	(18,530)	(486)
Net changes in plan equity	—	—	—
Plan equity, beginning of year (period)	—	—	—
Plan equity, end of year (period)	$—	$—	$—

See accompanying notes to Plan financial statements.

ENDURANCE SPECIALTY HOLDINGS LTD.
EMPLOYEE SHARE PURCHASE PLAN

NOTES TO PLAN FINANCIAL STATEMENTS
(Amounts in United States dollars)

1.     Plan description

The following description of the Endurance Specialty Holdings Ltd. Employee Share Purchase Plan (the ‘‘Plan’’) provides general information. Participants should refer to the Plan Prospectus for a more complete description of the Plan’s provisions.

General

The Plan was adopted by the Compensation Committee of the Board of Directors of Endurance Specialty Holdings Ltd. (‘‘Endurance Holdings’’ or the ‘‘Company’’) on April 26, 2005 and by the Board of Directors of the Company on April 27, 2005 and was submitted for and obtained approval by Endurance Holdings’ shareholders at a Special General Meeting held on October 26, 2005. The effective date of the Plan was September 1, 2005. The Board authorized the registration of up to 200,000 of the Company’s ordinary shares, par value U.S. $1.00 per share, under the Securities Act of 1933, as amended. The Plan is scheduled to expire on October 1, 2015. As of December 31, 2007, approximately 158,459 (2006 – 177,314) ordinary shares remained authorized but unissued under the terms of the Plan.

The Plan is intended to provide eligible employees of Endurance Holdings and its subsidiaries with an opportunity to share in the ownership of Endurance Holdings by offering successive options to purchase ordinary shares on terms mutually advantageous to Endurance Holdings and its employees. Unless a higher price is designated by the Compensation Committee, the option price will be 85% of the fair market value on the date of exercise.

Options will be granted for the number of full and fractional shares of the Company’s ordinary shares which may be purchased at the end of the purchase period with an employee’s accumulated payroll deductions. Payment for shares under the Plan may be made only by payroll deductions. Employees may elect the amount of regular deductions in whole percentages of from one to ten percent (1% – 10%) of their gross base salary.

Eligibility

Employees (including officers who are employees) of Endurance Holdings and its subsidiaries (other than employees and officers of Endurance Worldwide Holdings Limited and Endurance Worldwide Insurance Limited), who have been regularly employed by Endurance Holdings or its subsidiaries for at least five months and whose customary employment is more than 20 hours per week, are eligible to participate in the Plan. However, no employee will have the ability to participate in the Plan if he or she would own shares and/or hold outstanding options to purchase shares possessing five percent (5%) or more of the total combined voting power or value of all classes of shares of the Company.

As of December 31, 2007, approximately 379 (2006 – 346; 2005 – 288) employees of Endurance Holdings and its subsidiaries were eligible to participate in the Plan.

Participant contributions

Plan participants may contribute from one to ten percent (1% – 10%) of gross base salary, excluding all other payments. Contributions are collected from participants through after-tax payroll deductions by Endurance Holdings and its subsidiaries. The maximum value of shares purchased under the Plan for any calendar year may not exceed twenty five thousand dollars (U.S. $25,000). Funds contributed to the Plan are held within Endurance Holdings’ and its subsidiaries’ general bank account and do not earn interest.

ENDURANCE SPECIALTY HOLDINGS LTD.
EMPLOYEE SHARE PURCHASE PLAN

NOTES TO PLAN FINANCIAL STATEMENTS (Continued)
(Amounts in United States dollars)

1.     Plan description, cont’d.

Share purchases

The purchase price per share for Plan participants is 85% of the fair market value of Endurance Holdings’ ordinary shares on the last trading of the calendar quarter. Fair market value is determined by the closing price per ordinary share as reported on the New York Stock Exchange on or immediately preceding the last calendar trading date.

Each Plan participant has an account established at Computershare Trust Company, N.A. (‘‘Computershare’’) in which ordinary shares purchased under the Plan may be deposited. Ordinary shares purchased under the Plan are subject to a one year holding period. Therefore, shares purchased and deposited on behalf of a participant at Computershare may not be sold, transferred, withdrawn or moved within the first year after purchase.

During the year ended December 31, 2007, 18,855 shares were purchased on behalf of Plan participants at prices ranging between $30.38 and $35.47, which represents a 15% discount from the closing prices per share from $35.74 to $41.73 on such dates of purchase. During the year ended December 31, 2006, 18,502 shares were purchased on behalf of Plan participants at prices ranging between $27.20 and $31.09, which represents a 15% discount from the closing prices per share from $32.00 to $36.58 on such dates of purchase. For the period ended December 31, 2005, 4,185 shares were purchased on behalf of Plan participants at a price of $30.47 (a 15% discount to the closing price of $35.85 per share on such date of purchase).

Termination of participation

Plan participants may withdraw from the Plan at any time up to ten days prior to the purchase date in any purchase period by contacting Endurance Holdings’ or its subsidiaries’ Human Resource Representatives or accessing Computershare, via its website.

Participation in the Plan automatically ceases upon the date of a participant’s death, termination of employment or retirement. Any amounts held in the Plan for the benefit of the participant will be returned to the participant or his estate.

Plan administration and expenses

The Plan is administered under the direction of the Compensation Committee of the Board of Directors of Endurance Holdings, which is composed of independent non-employee directors not eligible to participate in the Plan. The Compensation Committee serves at the pleasure of the Board of Directors, and its members may thus be removed or replaced by action of the Board of Directors at any time. The Compensation Committee resolves questions about participation and is empowered to adopt rules and regulations concerning the administration and interpretation of the Plan.

No charge of any kind or nature is made by Endurance Holdings against the funds received from Plan participants in payment for shares purchased under the Plan. Endurance Holdings pays all transfer or original issue taxes with respect to issuance of shares pursuant to the Plan, and all other fees and expenses necessarily incurred by Endurance Holdings to administer the provisions of the Plan.

ENDURANCE SPECIALTY HOLDINGS LTD.
EMPLOYEE SHARE PURCHASE PLAN

NOTES TO PLAN FINANCIAL STATEMENTS (Continued)
(Amounts in United States dollars)

2.    Summary of significant accounting policies

Basis of Presentation

The accompanying Plan financial statements have been prepared on an accrual basis.

Contributions

Participant contributions are recorded in the period in which the payroll deductions are made from Plan participants.

Fees and Expenses

All administrative fees and expenses are borne by Endurance Holdings and its subsidiaries.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of contributions and withdrawals during the reporting period. Actual results could differ from those estimates.

3.     Participant withdrawals and refunds

During the year ended December 31, 2007, certain participants elected to withdraw from the Plan or made payments in excess of the Plan’s maximum allowable contribution limits, which resulted in contributions due to Plan participants totaling $23,887 (2006 – $18,530; 2005 – $486). Of the amount due to Plan participants $23,887 (2006 – $14,908; 2005 – $486) was repaid during the year ended December 31, 2007.

4.     Tax status

Endurance Holdings’ management designed the Plan in such a manner that all benefits arising out of its operation flow through to the underlying Plan participants. Thus, any earnings of the Plan or the stock held in the Plan are taxed at the participant level. As such, Endurance Holdings’ management believes that the Plan is tax exempt under the United States Internal Revenue Code.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Endurance Specialty Holdings Ltd. Employee Share Purchase Plan

By: Endurance Specialty Holdings Ltd., Plan Administrator

/s/ John V. Del Col
John V. Del Col
General Counsel and Secretary

Dated: March 28, 2008

EXHIBIT INDEX

Exhibit Number	Description of Document
23.1	Consent of Independent Registered Public Accounting Firm